AMENDMENT TO

FUND SERVICES AGREEMENT

THIS AMENDMENT TO FUND SERVICES AGREEMENT (this “Amendment”) is effective as of September 1, 2016, and is made by and between Gemini Fund Services, LLC, a Nebraska limited liability company (“GFS”), and The Timothy Plan, a Delaware statutory trust (the “Trust”).

WHEREAS, GFS seeks the Trust’s approval of an increase in the FIN 48 Compliance Fee as set forth in Appendix IV to that certain Fund Services Agreement dated April 18, 2011, by and between GFS and the Trust (the “Agreement”) from $250.00 per fund per calendar quarter to $495.00 per fund per calendar quarter in order to cover GFS’s cost of providing FIN 48 compliance services; and

WHEREAS, GFS seeks the Trust’s approval of an increase in the fees charged for securities quotations, also as set forth in Appendix IV to the Agreement, in order to cover the increased cost to GFS of obtaining such quotations; and

WHEREAS, the Trust’s Board of Trustees is agreeable to the aforementioned fee increases.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendments.

(a)       The Agreement hereby is amended by inserting the following language in Appendix IV, which language shall supersede any existing references to FIN 48 compliance fees:

“FIN 48 Compliance fee. Each Fund shall pay GFS $495.00 per calendar quarter for FIN 48 Compliance.”

(b)       Appendix IV to the Agreement hereby is amended by deleting all references to “Price Quotes” and the fees charged to obtain securities quotations and replacing such references with the following:

“Price Quotes. The charges for securities/commodity price quotes are determined by GFS’s cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

$ 0.10 Domestic and Canadian Equities, Mutual Funds, ADRs, ETFs
$ 0.40 Non-North American Equities
$ 0.55 Corporate/Govt/Agency Bonds, Money Markets, Mortgage Backed Securities
$ 0.60 Municipal Bonds
$ 0.75 High Yield Bonds
$ 1.00 Non-North American Bonds

$ 0.15 Options
$ 0.25 Futures
$ 0.75 Reverse Mortgage Backed Securities
$ 1.00 Asset Backed & CMO Securities
$ 3.50 CLO
$ 3.50 CDO
$ 15.00 Leverage Loans/Bank Loans [monthly]
$ 62.50 CDX [monthly]
$ 62.50 CDS [monthly]

Other Securities/Complex, Hard-to-Value	Market
Manual Pricing Inputs/Advisor Provided	$100 per month up to 10 manual inputs”

2.	Miscellaneous.

(a)       Except as hereby amended, the Agreement shall remain in full force and effect.

(b)       This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

THE TIMOTHY PLAN By: /s/ Arthur D. Ally Name: Arthur D. Ally Title: President	GEMINI FUND SERVICES, LLC By: /s/ Kevin Wolf Name: Kevin Wolf Title: President